Filed by MRC Global Inc.

(Commission File No. 001-35479)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: MRC Global Inc.

(Commission File No. 001-35479)

Creating a Premier Energy and Industrial Solutions Provider June 26th, 2025

Disclaimers Forward-Looking Statements This presentation includes “forward-looking statements” as defined under the federal securities laws. All statements other than statements of historical fact included or incorporated by reference in this presentation, including, among other things, statements regarding the proposed business combination transaction between DNOW Inc. (“DNOW”) and MRC Global Inc. (“MRC”), future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of DNOW’s or MRC’s operations or operating results are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events can be used to identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Where, in any forward-looking statement, DNOW or MRC expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future performance and involve certain risks, uncertainties and other factors beyond DNOW’s or MRC’s control. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results or events to differ materially from those described in forward-looking statements: DNOW’s ability to successfully integrate MRC’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that DNOW or MRC will be unable to retain and hire key personnel; the risk associated with each party’s ability to obtain the approval of its shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; unanticipated difficulties, liabilities or expenditures relating to the transaction; the effect of the announcement, pendency or completion of the proposed transaction on the parties’ business relationships and business operations generally; the effect of the announcement or pendency of the proposed transaction on the parties’ common stock prices and uncertainty as to the long-term value of DNOW’s or MRC’s common stock; risks that the proposed transaction disrupts current plans and operations of DNOW or MRC and their respective management teams and potential difficulties in hiring or retaining employees as a result of the proposed transaction; rating agency actions and DNOW’s and MRC’s ability to access short- and long-term debt markets on a timely and affordable basis; changes in commodity prices, including a prolonged decline in these prices relative to historical or future expected levels; global and regional changes in the demand, supply, prices, differentials or other market conditions affecting oil and gas, including changes resulting from any ongoing military conflict, including the conflicts in Ukraine and the Middle East, and the global response to such conflict, security threats on facilities and infrastructure, or from a public health crisis or from the imposition or lifting of crude oil production quotas or other actions that might be imposed by Organization of Petroleum Exporting Countries and other producing countries and the resulting company or third-party actions in response to such changes; legislative and regulatory initiatives addressing global climate change or other environmental concerns; public health crises, including pandemics and epidemics and any impacts or related company or government policies or actions; investment in and development of competing or alternative energy sources; international monetary conditions and exchange rate fluctuations; changes in international trade relationships or governmental policies, including the imposition of price caps, or the imposition of trade restrictions or tariffs on any materials or products used in the operation of DNOW’s or MRC’s business, including any sanctions imposed as a result of any ongoing military conflict, including the conflicts in Ukraine and the Middle East; DNOW’s or MRC’s ability to collect payments when due; DNOW’s or MRC’s ability to complete any dispositions or acquisitions on time, if at all; the possibility that regulatory approvals for any dispositions or acquisitions will not be received on a timely basis, if at all, or that such approvals may require modification to the terms of those transactions or DNOW’s or MRC’s remaining businesses; business disruptions following any dispositions or acquisitions, including the diversion of management time and attention; potential liability for remedial actions under existing or future environmental regulations; potential liability resulting from pending or future litigation; the impact of competition and consolidation in the oil and natural gas industry; limited access to capital or insurance or significantly higher cost of capital or insurance related to illiquidity or uncertainty in the domestic or international financial markets or investor sentiment; general domestic and international economic and political conditions or developments, including as a result of any ongoing military conflict, including the conflicts in Ukraine and the Middle East; changes in fiscal regime or tax, environmental and other laws applicable to DNOW’s or MRC’s businesses; disruptions resulting from accidents, extraordinary weather events, civil unrest, political events, war, terrorism, cybersecurity threats or information technology failures, constraints or disruptions; and other economic, business, competitive and/or regulatory factors affecting DNOW’s or MRC’s businesses generally as set forth in their filings with the Securities and Exchange Commission (the “SEC”). The registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the SEC will describe additional risks in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and joint proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to DNOW’s and MRC’s respective periodic reports and other filings with the SEC, including the risk factors contained in DNOW’s and MRC’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither DNOW nor MRC undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise. No Offer or Solicitation This presentation is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. 2 © 2025 DNOW. All Rights Reserved.

Disclaimers (cont.) Additional Information about the Merger and Where to Find It In connection with the proposed transaction, DNOW intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of DNOW and MRC that also constitutes a prospectus of DNOW common shares to be offered in the proposed transaction. Each of DNOW and MRC may also file other relevant documents with the SEC regarding the proposed transaction. This presentation is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that DNOW or MRC may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of DNOW and MRC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXYSTATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about DNOW, MRC and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov/. Copies of the documents filed with the SEC by DNOW will be available free of charge on DNOW’s website at https://ir.dnow.com/ or by contacting DNOW’s Investor Relations Department by email at ir@dnow.com or by phone at (281) 823-4006. Copies of the documents filed with the SEC by MRC will be available free of charge on MRC’s website at https://investor.mrcglobal.com/ or by contacting MRC’s Investor Relations Department by email at Investor.Relations@mrcglobal.com or by phone at (832) 308-2847. Participants in the Solicitation DNOW, MRC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of DNOW, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) DNOW’s proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on April 4, 2025, (ii) DNOW’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 18, 2025 and (iii) to the extent holdings of DNOW securities by its directors or executive officers have changed since the amounts set forth in DNOW’s proxy statement for its 2025 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC. Information about the directors and executive officers of MRC, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) MRC’s proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on April 17, 2025, (ii) MRC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 14, 2025 and (iii) to the extent holdings of MRC securities by its directors or executive officers have changed since the amounts set forth in MRC’s proxy statement for its 2025 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by DNOW and MRC will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by DNOW will be available free of charge on DNOW’s website at https://ir.dnow.com/ and those filed by MRC will be available free of charge on MRC’s website at https://investor.mrcglobal.com/. Use of Non-GAAP Financial Information and Other Terms This presentation contains certain financial measures that are not prepared in accordance with GAAP, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS and net debt, as well as certain forward-looking projections that are not reconcilable with GAAP measures due to their inherent uncertainty. Due to the forward-looking nature of such measures used herein, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measures. Accordingly, the Company is unable to present a quantitative reconciliation of such forward-looking non-GAAP financial measures to their most directly comparable forward-looking GAAP financial measures without unreasonable effort. Amounts excluded from these non-GAAP measures in future periods could be significant. Non-GAAP financial measures are not measurements of financial performance under GAAP and should not be alternatives to amounts presented in accordance with GAAP. DNOW and MRC view these non-GAAP financial measures as supplemental and they are not intended to be a substitute for, or superior to, the information provided by GAAP financial results. See Appendix for additional information. 3 © 2025 DNOW. All Rights Reserved.

Today’s Presenters David Mark Rob Kelly Cherechinsky Johnson Saltiel Youngblood President & Senior Vice President & President & Executive Vice President Chief Executive Officer Chief Financial Officer Chief Executive Officer & Chief Financial Officer 4 © 2025 DNOW. All Rights Reserved.

Value-Creating Creates a Premier Transaction for Energy and Industrial DNOW and MRC Solutions Provider Shareholders Highly Joins Highly Strengthens Global Complementary Compelling Reach in Attractive Footprints Across Key Growth Sectors Strategic Energy and Industrial Rationale Hubs in the U.S. Greatly Increases Combines and Scale and Scope Enhances Across Diverse Complementary Industries and Global Product Portfolio Opportunities Creates Value Strong Cash Flow through Cost Generation Capabilities Synergies and Robust Balance Sheet Provide Liquidity and Capital Allocation Flexibility 5 © 2025 DNOW. All Rights Reserved.

Value-Creating Transaction for DNOW and MRC Shareholders

Transaction Structure	• DNOW to acquire MRC in an all-stock merger transaction • Combined enterprise value of ~$3.0B[1], inclusive of MRC's net debt • MRC shareholders will receive 0.9489 shares of DNOW for each MRC share • Pro forma ownership at close: ~56.5% DNOW / ~43.5% MRC
Management	• President and Chief Executive Officer: David Cherechinsky • Senior Vice President and Chief Financial Officer: Mark Johnson
Board of Directors	• Chairman of the Board: Dick Alario • Combined board of ten directors: eight from DNOW Board and two from MRC Board
Expected Synergies and Financial Accretion	• Expected to realize $70M of annual cost synergies within three years following closing • Expected Adjusted EPS accretion in the double digits in first year following closing
Capital Structure	• Expected pro forma net leverage of <0.5x[2] at close and net cash position by the first year post closing • In addition to over $200M of cash and a $500M revolving credit facility, DNOW has secured commitments to expand its existing credit facility by $250M at the close of the merger • Maintains current capital allocation strategy including M&A, organic investments and share repurchase program
Closing Conditions	• Anticipated to close in the fourth quarter of 2025, is subject to obtaining DNOW and MRC Global shareholder approval and regulatory clearances and satisfaction of other customary closing conditions

(1) Prices as of 06/25/2025.
(2) Balance sheet items as of 03/31/2025. Net debt calculated as total debt less cash. Net leverage calculated as net debt divided by LTM Adjusted EBITDA. LTM Adjusted EBITDA is reflected as of 03/31/2025. Adjusted EBITDA and net debt are each a non-GAAP measure. See appendix.

© 2025 DNOW. All Rights Reserved.

DNOW + MRC Global 6

Creates a Premier Energy and Industrial Solutions Provider Leader in Upstream & Midstream Leader in Downstream & Gas Utilities Pipe, Valves, Fittings & Flanges, Pumps & Production, Pipe, Valves, Fittings & Flanges, Gas Products, Mill Tool, Electrical, MRO, Safety & Other MRO, Safety & Other U.S., Canada, North Sea, Middle East, Australia U.S., Europe, Middle East, Asia, Australia, New Zealand 165 Locations1 197 Locations1 2,600 Employees1 2,500 Employees1 Accelerating New Opportunities in Alternative Energy, Artificial Intelligence Infrastructure, Electrification, Mining and Other Industrial Sectors (1) As of 03/31/2025 7 © 2025 DNOW. All Rights Reserved.

Energy and Industrial Solutions Leader Delivering Enhanced Value Pro Forma Enterprise Value1 ~$1.5B ~$1.5B ~$3.0B Revenues2 ~$5.3B Synergies3, 4 $70M Adjusted EBITDA2, 3 $430M Adjusted EBITDA Margin2, 3 7.6% 6.1% ~8.0% Cash Flow From Operations2, 3 $201M $253M ~$500M (1) As of 06/25/2025. (2) Financial metrics LTM as of 03/31/2025. Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP measures. See appendix. (3) Expected to generate approximately $70M of annual cost synergies within three years following close. Pro Forma Adjusted EBITDA includes pre-tax run-rate synergies. Cash Flow From Operations includes run-rate synergies adjusted for taxes. (4) Pre-tax run-rate synergies of $70M expected to be realized. $17M expected to be realized in year 1, $42M expected to be realized in year 2 and $70M expected to be realized by year 3 post-close. 8 © 2025 DNOW. All Rights Reserved.

Joins Highly Complementary Footprint Across Key Energy and Industrial Hubs in the U.S. 2351 SERVICE LOCATIONS 101 DISTRIBUTION AND SUPER CENTERS 1 DNOW Locations ~5,000 MRC Locations Employees DNOW Headquarters MRC Headquarters (1) As of 03/31/2025. 9 © 2025 DNOW. All Rights Reserved.

Strengthens Global Reach in Attractive Growth Markets

Canada



40[1]
TOTAL LOCATIONS

EMEA



45[1]
TOTAL LOCATIONS

APAC


DNOW Existing Locations
MRC Existing Locations

35[1]
TOTAL LOCATIONS

Combined Revenue[2]


International
14%
Canada
4%
$5.3B
82%
United States

- Expands and further strengthens two well-known international brands
- Extends network of locations diversifying exposure to more sectors
- Improves customer retention by facilitating integrated global supply solutions

>20
COUNTRIES IN EXPANDED GLOBAL FOOTPRINT

(1) As of 03/31/2025.
(2) LTM Combined Revenue as of 03/31/2025.

© 2025 DNOW. All Rights Reserved.

DNOW + MRC Global 10

Greatly Increases Scale and Scope Across Diverse Industries and Global Markets

Balanced Portfolio Across Attractive Industries Provides Diversification

Combined Revenue by End Market[1]



9%
23%
$2.4B
68%
DNOW
19%
38%
$2.9B
12%
31%
MRC Global
21%
41%
$5.3B
21%
17%

Upstream · Midstream · Downstream & Industrials · Gas Utilities

~$5.3B

COMBINED REVENUES

Anticipated Benefits Include:

- **Diversified Product & Solutions Portfolio**: A broader range of high-quality products, services and supply chain solutions creates revenue streams across multiple industries, reducing reliance on any single sector
- **Expanded Customer Base**: Combined company will serve broader mix of customers in the construction and maintenance of essential energy process, production and transmission infrastructure
- **Strategic Diversification**: Accelerating diversification into non-oil and gas sectors like gas utilities, downstream & industrial, enhancing opportunities in alternative energy, artificial intelligence infrastructure, electrification, mining and other industrial markets
- **Compelling Growth Opportunities**: Reduces earnings volatility and enhances resilience of business cyclicality in the energy sector

(1) Financial metrics LTM as of 03/31/2025.

© 2025 DNOW. All Rights Reserved.

DNOW + MRC Global 11

Positive Outlook Backed by a Diversified Portfolio Serving Multiple Strategic Sectors Upstream & Gas Downstream & Energy Evolution & Midstream Oil & Gas Utilities Industrial New Energies Service upstream producers meeting Destocking has concluded, signaling a Access to numerous industrial Providing a range of solutions across demand for processing infrastructure return to normal buying patterns adjacent sectors in the U.S., Canada, the energy evolution and new energy such as maintenance, repair, and International sectors operating, equipment, pump Significant investments are required in packages, process, production and reliability and safety, driving increased Demand for pump packages across Targeting revenue from customer measurement equipment spending mining and minerals, water and investments in decarbonization, direct wastewater, chemical processing, air capture (DAC) and carbon capture Expanding midstream exposure in Expect 4-6% annual growth rates in food & beverage and agricultural utilization and storage (CCUS) gathering, transmission, gas gas utility customer spending processing unlocks opportunities for projects processing and liquefied natural gas additional products, aftermarket, and (LNG) IMTEC JV – unlocks opportunities for a field service Expanding opportunities in renewable smart meter solution for Gas Utilities natural gas (RNG), bio and Favorable customer mix – larger Resumption of export permit sustainable fuels, hydrogen producers less sensitive to commodity applications of liquefied natural gas production and data centers cycles (LNG) facilities in the U.S. and regasification terminals in Europe Global energy transition projects as Natural gas demand growth driving carbon reduction targets are midstream infrastructure investment prioritized with multiple midstream projects 12 © 2025 DNOW. All Rights Reserved.

Combines and Enhances Complementary Product Portfolio ~$5.3B COMBINED REVENUES Enhanced Product Offering to Better Serve Customers Anticipated Benefits Include: Combined Revenue by Product1 Enhanced Servicing Capabilities: Expanded services, support and solutions tailored for complex customer requirements 37% 26% 22% 15% $2.4B Industry-Specific Expertise: Leveraging combined expertise to provide specialized $2.9B solutions to customers across the energy and 30% 37% 26% 7% industrial sectors Strengthened Partnerships: Fosters stronger, more strategic partnerships with key customers across various industries, ensuring long-term 33% 12% 30% 14% 11% $5.3B revenue stability Addressing Customer Consolidation: Better positioned to meet the evolving needs of larger, consolidating customers Pipe, Fittings & Pumps & Valves Gas Products Mill Tool, MRO, Flanges Production Safety & Other (1) Financial metrics LTM as of 03/31/2025. 13 © 2025 DNOW. All Rights Reserved.

Creates Value through Cost Synergies Breakdown of Synergy Opportunity Estimated Run-Rate Cost Meaningful 2026E EPS Accretion¹ Savings of $70M Corporate 23% Public $70M and IT Company +25% Systems 2026E 50% $70M Operational $42M 27% and Supply Chain Expected to generate approximately $70M of annual cost synergies within three years following closing $17M ~23% of the three-year synergies is expected to come from public company costs, with ~50% from corporate and IT systems – balance of the synergies are expected to be achieved through operational and supply chain efficiencies Experienced team with proven track-record of successful 2026 2027 2028 Pro Forma integrations, having completed 24 acquisitions since 2014 (1) Includes expected pre-tax run-rate synergies of $17M in 2026. 14 © 2025 DNOW. All Rights Reserved.

Strong Cash Flow Generation Capabilities and Robust Balance Sheet Provide Liquidity and Capital Allocation Flexibility

Robust Balance Sheet with Ample Liquidity

Pro Forma Liquidity[1]	~$550M
Pro Forma Net Debt[2]	~$200M
YE 2025 Pro Forma Net Leverage[3]	<0.5x

Substantial Cash Flow Generation and Robust Capital Structure

- Potential path to deleveraging and return to a net cash position by end of the first year post closing
- Secured commitments to expand current $500M credit facility by $250M at the close of the merger
- Robust balance sheet provides greater flexibility to pursue organic and inorganic investments and return of capital

Estimated Pro Forma Net Leverage[3]

Combined Profile Underpins Rapid Deleveraging



<0.5x
<0.0x
<(0.5)x
YE 2025
YE 2026
YE 2027

(1) Pro forma liquidity calculated as DNOW's ABL availability equal to the borrowing base, giving effect to the contemplated credit facility expansion, plus cash, minus existing borrowings and letters of credit.
(2) Net debt calculated as total debt less cash. Pro forma net debt is inclusive of expected transaction expenses. Net debt is a non-GAAP measure. See appendix.
(3) Pro Forma net leverage calculated as pro forma net debt divided by pro forma Adjusted EBITDA.

© 2025 DNOW. All Rights Reserved.

DNOW + MRC Global 15

Aligned Missions and Shared Purpose to Serve Customers and Communities Preferred Partner Environmental for Customers & Stewardship & Suppliers Innovation Safe, Inclusive & Community Skilled Workforce Engagement & Corporate Responsibility Combined Commitment to Responsible Business Practices and Sustainability Energy & Emissions Reduction Health, Safety & Employee Training Waste Reduction & Recycling Fleet Optimization & Fuel Efficiency Ethical & Sustainable Supply Community Involvement & Social Chain Impact 16 © 2025 DNOW. All Rights Reserved.

Value-Creating Creates a Premier Transaction for Energy and Industrial DNOW and MRC Solutions Provider Shareholders Highly Joins Highly Expands Global Complementary Compelling Reach in Attractive Footprints Across Key Growth Sectors Strategic Energy and Industrial Rationale Hubs in the U.S. Greatly Increases Combines and Scale and Scope Enhances Across Diverse Complementary Industries and Global Product Portfolio Opportunities Creates Value Strong Cash Flow through Cost Generation Capabilities Synergies and Robust Balance Sheet Provide Liquidity and Capital Allocation Flexibility 17 © 2025 DNOW. All Rights Reserved.

Appendix 18 © 2025 DNOW. All Rights Reserved.

Reconciliation of Non-GAAP Financial Measures
DNOW Inc. Adjusted EBITDA

	Twelve Months Ended	Three Months Ended			
($ in millions)	March 31,	March 31,	December 31,	September 30,	June 30,
Reconciliation to Adjusted EBITDA	2025	2025	2024	2024	2024
GAAP net income attributable to DNOW Inc.	**$ 82**	**$ 22**	**$ 23**	**$ 13**	**$ 24**
Net income attributable to noncontrolling interest[1]	2	1	-	-	1
Interest expense (income), net	(5)	(1)	(2)	(1)	(1)
Income tax provision	31	7	7	9	8
Depreciation and amortization	38	11	10	8	9
Other costs:					
Stock-based compensation[2]	14	3	4	3	4
Other[3]	21	3	3	10	5
Adjusted EBITDA	**$ 183**	**$ 46**	**$ 45**	**$ 42**	**$ 50**
Adusted EBITDA Margin [4]	*7.6 %*	*7.7 %*	*7.9 %*	*6.9 %*	*7.9 %*
Net Income Margin [5]	*3.4 %*	*3.7 %*	*4.0 %*	*2.1 %*	*3.8 %*

NOTE: Sum may not total due to rounding.
(1) Net income attributable to noncontrolling interest represents the income retained by the noncontrolling party of a joint venture in DNOW's international segment which DNOW consolidates into DNOW's financials as DNOW is the primary beneficiary and controlling member.
(2) Stock-based compensation excludes less than $1M for the three months ended 03/31/2025 as such amounts were reported in Other.
(3) Other includes certain income and expenses not included in stock-based compensation.
(4) Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue.
(5) Net Income Margin is defined as Net Income divided by revenue.

© 2025 DNOW. All Rights Reserved.

DNOW + MRC Global

19

Reconciliation of Non-GAAP Financial Measures
MRC Global Adjusted EBITDA

($ in millions)	Twelve Months Ended	Three Months Ended			
	March 31,	March 31,	December 31,	September 30,	June 30,
Reconciliation to Adjusted EBITDA	2025	2025	2024	2024	2024
Net (loss) income	**$ 14**	**$(22)**	**$(23)**	**$ 29**	**$ 30**
Loss from discontinued operations, net of tax	53	30	22	-	-
Net income from continuing operations	**$ 67**	**$ 8**	**$(1)**	**$ 29**	**$ 30**
Income tax expense	20	1	4	3	12
Interest expense	27	9	7	4	7
Depreciation and amortization	21	5	5	6	5
Amortization of intangibles	19	5	4	5	5
Transaction costs	1	-	1	-	-
Facility closures[1]	1	-	-	-	1
Severance and restructuring[2]	2	-	2	-	-
Non-recurring IT related professional fees	1	-	1	-	-
Increase (decrease) in LIFO reserve	(2)	1	1	(5)	1
Equity-based compensation expense[3]	16	4	5	4	3
Internal control remediation[4]	2	2	-	-	-
Non-recurring other legal and consulting costs	2	1	1	-	-
Activism response legal and consulting costs	1	-	-	-	1
Write off of debt issuance costs	-	-	-	-	-
Customer Settlement[5]	-	-	-	-	-
Asset disposal[1]	-	-	-	-	-
Foreign currency losses (gains)	3	-	2	2	-
Adjusted EBITDA	**$ 181**	**$ 36**	**$ 32**	**$ 48**	**$ 65**
Adjusted EBITDA Margin[6]	*6.1 %*	*5.1 %*	*4.8 %*	*6.2 %*	*8.1 %*
Net Income Margin[7]	*7.7 %*	*(61.1)%*	*(71.9)%*	*60.4 %*	*46.2 %*

NOTE: Sum may not total due to rounding.
(1) Charges (pre-tax) for facility closure and asset disposal in International segment.
(2) Employee severance and restructuring charges (pre-tax) in both U.S. and International segments.
(3) Charges (pre-tax) recorded in SG&A.
(4) Charges (pre-tax) for personnel expenses and professional fees related to the company's internal control remediation efforts.
(5) Charge (pre-tax) for a customer settlement in U.S. segment.
(6) Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue.
(7) Net Income Margin is defined as Net Income divided by revenue.

© 2025 DNOW. All Rights Reserved.

DNOW + MRC Global

20

Reconciliation of Non-GAAP Financial Measures Net Debt ($ in millions) As of March 31, 2025 Balance Sheet DNOW MRC Borrowings—$ 27 Term Loan—$ 350 Total debt—$ 377 Cash $ 219 $ 63 Net Debt $(219) $ 314 21 © 2025 DNOW. All Rights Reserved.

Forward-Looking Statements

This document includes “forward-looking statements” as defined under the federal securities laws. All statements other than statements of historical fact included or incorporated by reference in this document, including, among other things, statements regarding the proposed business combination transaction between MRC Global and DNOW, future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of MRC Global’s or DNOW’s operations or operating results are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events can be used to identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Where, in any forward-looking statement, MRC Global or DNOW expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future performance and involve certain risks, uncertainties and other factors beyond MRC Global’s or DNOW’s control. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements.

The following important factors and uncertainties, among others, could cause actual results or events to differ materially from those described in forward-looking statements: DNOW’s ability to successfully integrate MRC Global’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that MRC Global or DNOW will be unable to retain and hire key personnel; the risk associated with each party’s ability to obtain the approval of its stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; unanticipated difficulties, liabilities or expenditures relating to the transaction; the effect of the announcement, pendency or completion of the proposed transaction on the parties’ business relationships and business operations generally; the effect of the announcement or pendency of the proposed transaction on the parties’ common stock prices and uncertainty as to the long-term value of MRC Global’s or DNOW’s common stock; risks that the proposed transaction disrupts current plans and operations of MRC Global or DNOW and their respective management teams and potential difficulties in hiring or retaining employees as a result of the proposed transaction; rating agency actions and MRC Global’s and DNOW’s ability to access short- and long-term debt markets on a timely and affordable basis; changes in commodity prices, including a prolonged decline in these prices relative to historical or future expected levels; global and regional changes in the demand, supply, prices, differentials or other market conditions affecting oil and gas, including changes resulting from any ongoing military conflict, including the conflicts in Ukraine and the Middle East, and the global response to such conflict, security threats on facilities and infrastructure, or from a public health crisis or from the imposition or lifting of crude oil production quotas or other actions that might be imposed by Organization of Petroleum Exporting Countries and other producing countries and the resulting company or third-party actions in response to such changes; legislative and regulatory initiatives addressing global climate change or other environmental concerns; public health crises, including pandemics and epidemics and any impacts or related company or government policies or actions; investment in and development of competing or alternative energy sources; international monetary conditions and exchange rate fluctuations; changes in international trade relationships or governmental policies, including the imposition of price caps, or the imposition of trade restrictions or tariffs on any materials or products used in the operation of MRC Global’s or DNOW’s business, including any sanctions imposed as a result of any ongoing military conflict, including the conflicts in Ukraine and the Middle East; MRC Global’s or DNOW’s ability to collect payments when due; MRC Global’s or DNOW’s ability to complete any dispositions or acquisitions on time, if at all; the possibility that regulatory approvals for any dispositions or acquisitions will not be received on a timely basis, if at all, or that such approvals may require modification to the terms of those transactions or MRC Global’s or DNOW’s remaining businesses; business disruptions following any dispositions or acquisitions, including the diversion of management time and attention; potential liability for remedial actions under existing or future environmental regulations; potential liability resulting from pending or future litigation; the impact of competition and consolidation in the oil and natural gas industry; limited access to capital or insurance or significantly higher cost of capital or insurance related to illiquidity or uncertainty in the domestic or international financial markets or investor sentiment; general domestic and international economic and political conditions or developments, including as a result of any ongoing military conflict, including the conflicts in Ukraine and the Middle East; changes in fiscal regime or tax, environmental and other laws applicable to MRC Global’s or DNOW’s businesses; disruptions resulting from accidents, extraordinary weather events, civil unrest, political events, war, terrorism, cybersecurity threats or information technology failures, constraints or disruptions; and other economic, business, competitive and/or regulatory factors affecting MRC Global’s or DNOW’s businesses generally as set forth in their filings with the SEC. The registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the SEC will describe additional risks in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and joint proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to MRC Global’s and DNOW’s respective periodic reports and other filings with the SEC, including the risk factors contained in MRC Global’s and DNOW’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither MRC Global nor DNOW undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This document is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, DNOW intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of DNOW and MRC Global that also constitutes a prospectus of DNOW common shares to be offered in the proposed transaction. Each of DNOW and MRC Global may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that DNOW or MRC Global may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of DNOW and MRC Global. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about MRC Global, DNOW and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by MRC Global will be available free of charge on MRC Global’s website at https://investor.mrcglobal.com/ or by contacting MRC Global’s Investor Relations Department by email at Investor.Relations@mrcglobal.com or by phone at (832) 308-2847. Copies of the documents filed with the SEC by DNOW will be available free of charge on DNOW’s website at https://ir.dnow.com/ or by contacting DNOW’s Investor Relations Department by email at ir@dnow.com or by phone at (281) 823-4006.

Participants in the Solicitation

MRC Global, DNOW and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of MRC Global, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) MRC Global’s proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 17, 2025, (ii) MRC Global’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 14, 2025 and (iii) to the extent holdings of MRC Global securities by its directors or executive officers have changed since the amounts set forth in MRC Global’s proxy statement for its 2025 annual meeting of stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC. Information about the directors and executive officers of DNOW, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) DNOW’s proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 4, 2025, (ii) DNOW’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 18, 2025 and (iii) to the extent holdings of DNOW securities by its directors or executive officers have changed since the amounts set forth in DNOW’s proxy statement for its 2025 annual meeting of stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by MRC Global and DNOW will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by MRC Global will be available free of charge on MRC Global’s website at https://investor.mrcglobal.com/ and those filed by DNOW will be available free of charge on DNOW’s website at https://ir.dnow.com/.